October 16, 2012

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C.

Re:
CareView Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011 filed March 15, 2012
Form 10-Q for Fiscal Quarter Ended June 30, 2012
Our Response dated September 27, 2012
File No. 000-54090

Dear Mr. Spirgel:

CareView Communications, Inc. ("CareView" or the "Company") is providing this letter to you in response to your comment letter dated October 5, 2012 related to our Form 10-K for year ended December 31, 2011, our Form 10-Q for quarter ended June 30, 2012 and our response to you dated September 27, 2012.  Your comments are listed herein with our responses immediately following.

Pursuant to your instructions in our conference call with your office on September 19, 2012, we are filing this correspondence to address your comments and to indicate proposed revisions to our previously filed Form 10-K for year ended December 31, 2011 and Form 10-Q for period ended June 30, 2012. After review of these responses, please let us know your decision regarding whether this information may be carried forward in our next Form 10-K and Form 10-Q filed or whether we need to file an amendment to either report.

Form 10-K for Fiscal Year December 31, 2011

Item 1.  Business, page 3

1. We note your response to comment 1 from our letter dated September 13, 2012. It appears that the agreement with Hospital Management Associates, Inc. is a contract upon which your business is substantially dependent.  Please file the agreement or tell us more specifically why you believe you are not required to file it under Item 601(b)(10)(i) or (ii) of Regulation S-K.  If appropriate, you may request confidential treatment pursuant to Rule 24b-2 for portions of the agreement when you file the agreement as an exhibit.  Refer to Staff Legal Bulletin lA regarding submissions of confidential treatment requests.

Regarding the HMA agreement, we did not include this agreement as an exhibit because we believe it was entered into in the ordinary course of our business.  In addition, we believe that the public disclosure would cause concern over possible competitive injury to the Company. As your staff has determined that the HMA

CareView Communications Inc. 405 State Highway 121 Bypass, Suite B-240, Lewisville, TX 75067    Phone: (972)943-6050    Fax: (972)403-7659
www.care-view.com

Mr. Larry Spirgel
October 16, 2012
Page Two

agreement is a contract upon which we are substantially dependent, we intend to file a redacted version of the HMA agreement as an exhibit to our Form 10-Q for period ended September 30, 2012 and intend to file a request for confidential treatment pursuant to Rule 24B-2 for the redacted portions of the HMA agreement.

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 29

2.           We note your response to comment 12 from our letter dated September 13, 2012 and your proposed disclosure. In your discussion, please address more specifically your long-term liquidity.  That is, discuss whether you believe you have sufficient financial resources to fund your operations for at least the next twelve months.

As requested, we propose to expand this disclosure by adding the following information as the closing paragraph of the Liquidity and Capital Resources section:

"The Company believes that it will have sufficient financial resources to fund its operations for at least the next twelve month period based upon the following: (i) the use of existing cash on hand, (ii) the ability to generate future and ongoing operating Cashflow through invoicing and prompt collections on our current customer base (iii) the high probability of customer base expansion through closing specific customer contracts which will allow the Company to increase the operating Cashflow generated (iv) the ability to borrow on a $20 million revolving line of credit to fund and support expected new customer base expansion (v) the ability to generate additional financing as needed through issuance of debt or equity."

Regarding our comments herein, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

CAREVIEW COMMUNICATIONS, INC.

/s/ Samuel A. Greco
Samuel A. Greco
Chief Executive Officer